SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 December, 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 14 December 2007
99.2	Transaction in Own Shares dated 17 December 2007
99.3	Transaction in Own Shares dated 18 December 2007
99.4	Director/PDMR Shareholding dated 19 December 2007

99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R);

(ii) a disclosure made in accordance with section LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

A transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/ director

TRACY ROBBINS – EXECUTIVE VICE PRESIDENT, GLOBAL HUMAN RESOURCES (PDMR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONAL INTEREST

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 13 29 /47 p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

AS PER 3 ABOVE

8 State the nature of the transaction

RELEASE OF SHARES AWARDED IN 2005 UNDER SHORT TERM DEFERRED INCENTIVE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

3,346

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

11. Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share or value of transaction

NOT APPLICABLE

14. Date and place of transaction

12 DECEMBER 2007. UNITED KINGDOM

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

226,209

16. Date issuer informed of transaction

13 DECEMBER 2007

17. Any additional information

NOT APPLICABLE

18. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett, Head of Secretariat

Date of notification

14 DECEMBER 2007

END

99.2

17 December 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 150,000 of its ordinary shares at a price of 898.3341p per share.

END

99.3

18 December 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 174,543 of its ordinary shares at a price of 898.0584p per share.

END

99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2R);

(ii) a disclosure made in accordance with section LR 9.8.6R(1); or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

A transaction notified in accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/ director

ANDREW COSSLETT – CHIEF EXECUTIVE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 13 29 /47 p

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ANDREW COSSLETT

8 State the nature of the transaction

PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

20,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

NEGLIGIBLE

11. Number of shares, debentures or financial instruments relating to shares disposed

NOT APPLICABLE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share or value of transaction

905.1368 PENCE PER SHARE

14. Date and place of transaction

18 DECEMBER 2007, UK

15. Total holding and notifiable interests following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,040,472 (NEGLIGIBLE %)

16. Date issuer informed of transaction

18 DECEMBER 2007

17. Any additional information

NO

18. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett, Head of Secretariat

Date of notification

19 DECEMBER 2007

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	21 December, 2007